UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)

OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

Commission File Number: 001-40326

TuSimple Holdings Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	86-2341575
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

9191 Towne Centre Drive, Suite 600

San Diego, CA 92122

(Address of Principal Executive Offices) (Zip Code)

Telephone: (619) 916-3144

(Registrant’s Telephone Number, Including Area Code)

Approximate Date of Mailing: December 29, 2022

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN A MAJORITY OF THE BOARD OF DIRECTORS

December 29, 2022

This Information Statement is being mailed to holders of record, as of December 22, 2022, of shares of Class A Common Stock, par value $0.0001 per share, of TuSimple Holdings Inc., a Delaware corporation, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder.

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED UNDER THIS INFORMATION STATEMENT.

If you have questions about or would like additional copies of this Information Statement, you should contact TuSimple Holdings Inc. at 9191 Towne Centre Drive Suite 600, San Diego, California 92122, Attention: Corporate Secretary.

By Order of the Board of Directors of TuSimple Holdings Inc.

/s/ Cheng Lu
Cheng Lu Director and Chief Executive Officer

December 29, 2022

San Diego, California

INTRODUCTION

This Information Statement is being furnished by TuSimple Holdings Inc. (the “Company,” “TuSimple,” “we,” “us” or “our”) pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act (“Rule 14f-1”). This Information Statement is being provided solely for informational purposes and not in connection with a vote or other required action of our stockholders.

This Information Statement is first being mailed on or about December 29, 2022 to the holders of record as of the close of business on December 22, 2022 (the “Record Date”) of our Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), regarding the change in a majority of the members of our board of directors (the “Board”) on November 10, 2022 pursuant to a written consent in which stockholders White Marble LLC, White Marble International Limited, Gray Jade Holding Limited, THC International Limited and Brown Jade Holding Limited, which together are the record holders of a majority of the voting power of the outstanding shares of capital stock of the Company, consented to the removal of Brad Buss, Karen C. Francis, Michelle Sterling and Reed Werner from the Board. At such time, Dr. Xiaodi Hou became the sole remaining member of the Board (“Sole Director”).

On November 10, 2022, the Sole Director appointed Mo Chen and Cheng Lu to the Board.

On November 10, 2022, the Board (i) removed Ersin Yumer as interim Chief Executive Officer and President of the Company, (ii) appointed Cheng Lu as Chief Executive Officer of the Company, and (iii) appointed Mo Chen as Executive Chairman of the Board, each effective immediately.

For more information regarding these matters, see the section of this Information Statement entitled “Change in Control.”

On December 7, 2022, the Board appointed James Lu to the Board. On December 15, 2022, the Board appointed Wendy Hayes and Michael Mosier to the Board. The Board determined that Ms. Hayes, Mr. James Lu and Mr. Mosier meet the requirements for independence under the Exchange Act and under the Nasdaq Listing Rules. For more information regarding these matters, see the section of this Information Statement entitled “Appointment of Independent Directors.”

No vote or other action is required by our stockholders in connection with this Information Statement. Please read this Information Statement carefully. It contains certain biographical and other information concerning our executive officers and directors after the change in control of the Company. All TuSimple filings and exhibits thereto may be inspected without charge at the public reference section of the SEC at 100 F Street, N.E., Washington, D.C. 20549 or obtained on the SEC’s website at www.sec.gov.

VOTING SECURITIES OF THE COMPANY

The Company has two classes of authorized capital stock: Class A Common Stock and Class B Common Stock. As of the Record Date, there were (i) 201,707,557 shares of Class A Common Stock outstanding and (ii) 24,000,000 shares of Class B Common Stock outstanding.

The holders of our Class A Common Stock have the right to one vote for each share of Class A Common Stock, and the holders of our Class B Common Stock have the right to ten votes for each share of Class B Common Stock.

CHANGE IN CONTROL

On November 10, 2022, the Company was notified that, on November 9, 2022, the Company’s stockholders White Marble LLC and White Marble International Limited (collectively, the “Principal Parties”) (i) granted Mr. Mo Chen, who is currently the Executive Chairman of the Board, an irrevocable proxy (the “Proxy”) pursuant to which Mr. Chen has the right to exercise, in his sole discretion, each shareholder’s rights to vote, consent or waive any rights attaching to all equity securities of the Company beneficially owned by the Principal Parties, including with respect to election of directors, and (ii) entered into a voting agreement (the “Voting Agreement”) with Mr. Chen, pursuant to which the Principal Parties will vote, or cause to be voted, all equity securities of the Company beneficially owned by the Principal Parties as directed by Mr. Chen at any regular or special meeting of the Company’s stockholders or in connection with any written consent of the Company’s stockholders. The Proxy will remain in effect until the earlier to occur of (i) the two year anniversary of the date of the Proxy and (ii) mutual agreement among Mr. Chen and the Principal Parties in writing to terminate the Proxy. The Voting Agreement will be terminated upon mutual agreement among Mr. Chen and the Principal Parties. Based on a joint Schedule 13D filed on November 15, 2022 by Mr. Chen, THC International Limited, Mo Star LLC, Brown Jade Holding Limited and Gray Jade Holding Limited, no monetary consideration was given or received by any party in exchange for executing the Proxy or the Voting Agreement.

Based on the information provided to the Company as of November 10, 2022, after giving effect to the Proxy, Mr. Chen beneficially owned 19,734,628 shares of the Company’s Class A Common Stock and 24,000,000 shares of the Company’s Class B Common Stock, which together represent the beneficial ownership of approximately 19.5% of the Company’s outstanding Class A Common Stock and approximately 59.0% of the voting power of the outstanding shares of capital stock of the Company. As a result, under the SEC’s rules with respect to the beneficial ownership of securities, Mr. Chen acquired control of the Company as of November 9, 2022.

CHANGE IN MAJORITY OF BOARD OF DIRECTORS

On November 10, 2022, in connection with the change in control of the Company, Brad Buss, Karen C. Francis, Michelle Sterling and Reed Werner were removed from the Board pursuant to a written consent in which stockholders White Marble LLC, White Marble International Limited, Gray Jade Holding Limited, THC International Limited and Brown Jade Holding Limited, which together are the record holders of a majority of the voting power of the outstanding shares of capital stock of the Company, consented to the removal of those directors. At such time, Dr. Xiaodi Hou became the Sole Director.

Also on November 10, 2022, the Sole Director appointed Mo Chen and Cheng Lu to the Board. On the same day, the Board (i) removed Ersin Yumer as interim Chief Executive Officer and President of the Company, (ii) appointed Cheng Lu as Chief Executive Officer of the Company, and (iii) appointed Mo Chen as Executive Chairman of the Board, each effective immediately.

APPOINTMENT OF INDEPENDENT DIRECTORS

On December 7, 2022, the Board appointed James Lu to the Board. On December 15, 2022, the Board appointed Wendy Hayes and Michael Mosier to the Board. The Board determined that Ms. Hayes, Mr. James Lu and Mr. Mosier meet the requirements for independence under the Exchange Act and under the Nasdaq Listing Rules.

On December 13, 2022, the Board appointed Mr. James Lu as the chair and Mo Chen as a member of the Board’s compensation committee. On December 15, 2022, the Board appointed Ms. Hayes as the chair and Mr. Mosier and Mr. James Lu as members of the Board’s audit committee. The Board also determined that Ms. Hayes qualifies as an audit committee financial expert as defined in Item 407(d)(5) of Regulation S-K under the Exchange Act. On the same date, the Board appointed Mr. James Lu as the chair and Ms. Hayes as a member of the Board’s nominating and corporate governance committee, and appointed Mr. Mosier to serve as the security director and chair of the government security committee.

INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information regarding the Company’s current directors and executive officers. There is no immediate family relationship between or among any of the current directors or executive officers, and the Company is not aware of any arrangement or understanding between any current director or executive officer and any other person pursuant to which he or she was elected to his or her current position.

NAME	AGE	Position(s) with TuSimple
Mo Chen	38	Executive Chairman of the Board
Cheng Lu	40	Chief Executive Officer and Director
Eric Tapia	46	Chief Financial Officer, Vice President and Controller
Xiaodi Hou	38	Director
Wendy Hayes	52	Director
James Lu	40	Director
Michael Mosier	49	Director

Set forth below is a brief description of the background and business experience of our current directors and executive officers:

Mo Chen is our co-founder and previously served as the Company’s Executive Chairman from September 2020 to June 2022 and as a member of the Board from 2015 to June 2022. Mr. Chen served as the Company’s Chief Executive Officer from our inception in 2015 to September 2020. Prior to founding the Company, Mr. Chen served as founder and chief executive officer at Deep Blue Brothers, an online gaming platform. Prior to that, he served as founder of startups in the fields of traditional and online advertising and used car online marketplace. Mr. Chen is also a founder of Hydron Inc. He has more than 12 years of entrepreneurship and management experience. Mr. Chen is a Canadian citizen. We believe that Mr. Chen should serve as a member of our Board because he is experienced in founding, leading and managing technology companies.

Cheng Lu served as the Company’s President from January 2019 to March 2022, as Chief Executive Officer from September 2020 to March 2022 and as a member of the Board from June 2020 to March 2022. Mr. Lu also served as the Company’s Chief Financial Officer from January 2019 to December 2020. Mr. Lu has more than 15 years of experience in operations, strategy and corporate finance. Prior to joining the Company, from 2016 to 2019, Mr. Lu served as co-founder and chief operating officer of KCA Capital Partners, a growth equity investment fund. Prior to KCA Capital Partners, Mr. Lu was a private equity investor. Mr. Lu holds a B.S. in computer science and economics from the University of Virginia, and an M.B.A. from Harvard Business School. Mr. Lu is an American citizen. We believe that Mr. Lu should serve as a member of our Board because of his leadership experience with our company and his background in corporate finance and strategy.

Eric Tapia has served as our Chief Financial Officer since December 2022, our interim Chief Financial Officer from June 2022 until December 2022, and as our Vice President, Global Controller since May 2021. Mr. Tapia brings more than 20 years of experience working in finance, controllership, audit, and interacting with public companies’ Boards and Audit Committees. Before TuSimple, Mr. Tapia was the VP Controller of W.W. Grainger, Inc. (NYSE: GWW), a supplier and distributor of maintenance, repair, and operating products. In this role, Mr. Tapia led large multi-country teams and was responsible for Grainger’s global controllership and tax operations, financial reporting (internal/managerial, SEC reporting, external audits), financial operations, and internal controls. Previously, Mr. Tapia served as Grainger’s Vice President, Internal Audit, and before joining Grainger in 2010, Mr. Tapia was an audit partner with KPMG. Mr. Tapia is a Certified Public Accountant and holds an accounting degree from the University of Puerto Rico and an M.B.A. from Duke University’s Fuqua School of Business.

Xiaodi Hou is our co-founder and previously served as our Chief Technology Officer and a member of the Board from our inception in 2015 to October 2022. Mr. Hou also served as our President, Chief Executive Officer and Chairman of the Board from March 2022 to October 2022. Mr. Hou has more than 10 years of research and development experience in computer vision and machine learning and is responsible for our new technology and advanced product development. Mr. Hou currently holds 23 patents in the field of autonomous vehicles. In the field of computer vision, Mr. Hou has developed leading theories in computational models for visual saliency. Prior to founding our Company, Mr. Hou served as co-founder and Chief Technology Officer at Cogtu, an image recognition technology company. Mr. Hou also serves as the reviewer of more than 10 major computer vision journals and conferences. He holds a Ph.D. from the California Institute of Technology and a B.Eng in computer science from Shanghai Jiao Tong University. We believe that Mr. Hou is qualified to serve as a member of our Board because of his expertise in, and contributions to, our technologies.

Wendy Hayes has served as a director on our Board since December 2022. Ms. Hayes brings to TuSimple extensive financial and business oversight experience. Ms. Hayes has served as an independent director of SciClone Pharmaceuticals (Holdings) Limited since March 2021, Gracell Biotechnologies Inc. since January 2021, iHuman Inc. since October of 2020, Burning Rock Biotech Limited since June 2020, and Tuanche Limited since November 2018. Between May 2013 and September 2018, Ms. Hayes served as the inspections leader at the Public Company Accounting Oversight Board in the United States. Prior to that, Ms. Hayes was an audit partner at Deloitte (China). We believe that Ms. Hayes is qualified to serve as a member of our Board because of her extensive financial and accounting expertise and business oversight experience.

Michael Mosier has served as a director on our Board since December 2022. Mr. Mosier is a co-founder of Arktouros PLLC, a law firm focused on emergent technology issues, where he has served since January 2022. Mr. Mosier has vast experience in the federal government across national security-related roles, including at the U.S. Department of Treasury, U.S. Department of Justice, and White House National Security Council. Since August 2021, Mr. Mosier has served as the general counsel of Espresso Systems. Prior to that, Mr. Mosier served as the Acting Director, from April 2021 to August 2021, Deputy Director/Digital Innovation Officer, from February 2020 to March 2021, and Chief of Strategic Advancement, from April 2018 to June 2019, at the Financial Crimes Enforcement Network, U.S. Department of the Treasury. Mr. Mosier also served as the Counselor (Cyber Security & Emerging Technology) to the Deputy Secretary of the U.S. Department of Treasury, from March 2021 to April 2021. Mr. Mosier served as the Chief Technical Counsel at Chainalysis Inc., from June 2019 to February 2020. Mr. Mosier also served as Associate Director of the Office of Foreign Assets Control, U.S. Department of the Treasury, from June 2015 to April 2018. We believe that Mr. Mosier is qualified to serve as a member of our Board because of his extensive experience in national and investment security issues.

James Lu has served as a director on our Board since December 2022. Mr. Lu is the founding partner of Joffre Capital, a global investment firm focused on consumer software, technology and internet businesses, where he has served since June 2017. Mr. Lu served as a Director, the Chairman and the Chief Executive Officer of Life Concepts Holdings Limited, an investment company, since October 2018. Mr. Lu has served as the Chairperson of Grindr (NSYSE: GRND) since June 2020. Mr. Lu also has served as a Director of Fusion Media Limited, an Internet publishing company, since February 2021, and a Director of Global Commerce Technology Limited, a software development company, since February 2022. Mr. Lu previously served as the Vice President of content ecosystems at Baidu, Inc. from 2015 to 2017, and as the Global Head of Amazon Marketing Services (now Amazon Advertising) from 2011 to 2015. Mr. Lu was a founding member and the director of product management at Chegg, Inc., a textbook rental company, from 2007 to 2011. In 2006, Mr. Lu founded Yoolin, a social network, and served as its Chief Executive Officer from 2006 to 2007. Mr. Lu received his Bachelor of Science and Master of Science in Electrical Engineering and Computer Science from the University of Michigan. We believe that Mr. Lu is qualified to serve as a member of our Board because of his business experience, technical knowledge and experience in the technology industry.

EXECUTIVE COMPENSATION

Information about the Company’s executive compensation is incorporated by reference to the information presented in the section captioned “Executive Compensation” in the Company’s definitive proxy statement for the 2022 Annual Meeting of Stockholders, which was filed with the SEC on Schedule 14A on April 29, 2022 (the “Annual Meeting Proxy Statement”).

DIRECTOR COMPENSATION

The following table sets forth information about the compensation of each person who served as a director during the 2021 fiscal year, other than a director who also served as a named executive officer. As discussed above in the section captioned “Change in Majority of Board of Directors,” none of the directors listed below other than Mr. Chen currently serve on the Board.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)(2)	Option Awards ($)(1)(3)	Total ($)
Brad Buss	80,000	699,656	643,965	1,423,621
Charles Chao	—	—	—	—
Karen C. Francis	80,000	1,343,621	—	1,423,621
Michelle Sterling	14,076	230,134	—	244,210
Bonnie Yi Zhang	75,000	608,564	—	683,564
Mo Chen	—	—	—	—

(1)

The amounts in this column represent the aggregate grant date fair value of stock awards or option awards granted to the non-employee director in the applicable fiscal year computed in accordance with FASB ASC Topic 718. See Note 9 to our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2021 for a discussion of the assumptions made by TuSimple in determining the grant-date fair value of TuSimple’s equity awards. Subject to the director’s continuing service, the service-based requirement for the restricted stock units will be satisfied in full over a one-year period. Upon a transaction constituting a “Change in Control” as defined in the 2021 Plan, the service-based requirement applicable to outstanding equity awards granted pursuant hereto shall be deemed satisfied in full upon the effective date of such transaction.

(2)

In the case of Michelle Sterling, the aggregate grant date fair value of stock awards includes an RSU award that was granted during 2021 upon her becoming a consultant. However, all of such unvested RSUs were canceled and replaced with a new RSU award once Ms. Sterling was appointed as a non-employee director in 2021. As of December 31, 2021, certain of our non-employee directors held outstanding RSUs under which the following number of shares of our Class A Common Stock are issuable: Mr. Buss – 7,767; Ms. Francis – 7,767; Ms. Sterling – 3,708; and Ms. Zhang – 8,626.

(3)

As of December 31, 2021, Mr. Buss held outstanding an option to purchase 60,000 shares of our Class A Common Stock. Ms. Francis exercised all 60,000 of her options to purchase shares of our Class A Common Stock and did not hold any outstanding options as of December 31, 2021.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our Class A Common Stock as of December 14, 2022, for:

•	each of our named executive officers;

•	each of our directors;

•	all of our executive officers and directors as a group; and

•	each stockholder known by us to be the beneficial owner of more than 5% of our outstanding Class A Common Stock or Class A Common Stock.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days and shares of Class A Common Stock underlying restricted stock units that may be settled within 60 days of December 14, 2022.

The percentage ownership columns in the table is based on 201,689,653 shares of our Class A Common Stock outstanding and 24,000,000 shares of our Class B Common Stock outstanding as of December 14, 2022. The holders of our Class A Common Stock have the right to one vote for each share of Class A Common Stock, and the holders of our Class B Common Stock have the right to ten votes for each share of Class B Common Stock.

We have determined beneficial ownership in accordance with the rules and regulations of the SEC. Except as indicated in the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all Class A Common Stock or Class B Common Stock that they beneficially own, subject to applicable community property laws.

Unless otherwise indicated, the business address of each beneficial owner listed in the table below is 9191 Towne Centre Drive, Suite 600, San Diego, CA 92122.

Name of Beneficial Owner	Number of Shares of Class A Common Stock	%	Number of Shares of Class B Common Stock	%	% of Total Voting Power
Named Executive Officers and Directors:
Xiaodi Hou(1)	13,592,314	12.0%	12,000,000	50%	30.2%
Mo Chen(2)	19,734,628	19.4%	24,000,000	100%	58.8%
Cheng Lu(3)	2,619,578	1.3%	—	—	*
Wendy Hayes	—	—	—	—	—
James Lu	—	—	—	—	—
Michael Mosier	—	—	—	—	—
Patrick Dillon(4)	213,231	*	—	—	*
James Mullen(5)	345,054	*	—	—	*
All Executive Officers and Directors as a Group (7 persons)(6)	22,585,689	20.6%	24,000,000	100%	59.5%
5% Stockholders:
Sun Dream Inc.(7)	24,676,708	12.2%	—	—	5.6%
TRATON SE(8)	15,782,220	7.8%	—	—	3.6%

*	Less than 1 percent.
(1)

Consists of (i) 75,000 shares of Class A Common Stock held by Mr. Hou, (ii) 13,367,314 shares of Class A Common Stock held by White Marble LLC, a limited liability company organized in Delaware and beneficially owned by Mr. Hou, (iii) 12,000,000 shares of Class B Common Stock held by White Marble International Limited, a company incorporated in Samoa and beneficially owned by Mr. Hou and (iv) 150,000 shares of Class A Common Stock underlying stock options that are exercisable within 60 days of December 14, 2022. The registered address of White Marble International Limited is Sertus Chambers, P.O. Box 603, Apia, Samoa. The Class A Common Stock beneficially owned does not include the shares issuable upon conversion of the Class B Common Stock.

(2)

Consists of (i) 12,000,000 shares of Class B Common Stock held by Gray Jade Holding Limited, a company incorporated in British Virgin Islands and wholly owned by Mo Chen LLC, a limited liability company organized in Delaware and beneficially owned by Mr. Chen, which is wholly owned by The Chen Family Trust with Mo Chen as the trustee, (ii) 75,000 shares of Class A Common Stock held by THC International Limited, a company incorporated in British Virgin Islands and beneficially owned by Mr. Chen, (iii) 6,292,314 shares of Class A Common Stock held by Brown Jade Holding Limited, a company incorporated in British Virgin Islands and beneficially owned by Mr. Chen, (iv) 13,367,314 shares of Class A Common Stock held by White Marble LLC and (v) 12,000,000 shares of Class B Common Stock held by White Marble International Limited. The registered address of Gray Jade Holdings Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. The registered address of THC International Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. The registered address of Brown Jade Holding Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. As described above in the section captioned “Change in Control,” by virtue of the Proxy and the Voting Agreement, Mr. Chen has shared voting power over 13,367,314 shares of Class A Common Stock held by White Marble LLC and 12,000,000 shares of Class B Common Stock held by White Marble International Limited. The Class A Common Stock beneficially owned does not include the shares issuable upon conversion of the shares of the Class B Common Stock.

(3)

Consists of (i) 1,719,578 shares of Class A Common Stock held by Mr. Lu and (ii) 900,000 shares of Class A Common Stock held by Hickory Wood Grove LLC, a limited liability company incorporated in Delaware and beneficially owned by the Lu Family Descendants Trust. The registered address of Hickory Wood Grove LLC is 20 Montchanin Road, Greenville, DE 19807.

(4)	Consists of 213,231 shares of Class A Common Stock held by Mr. Dillon. Mr. Dillon left the Company in June 2022.
(5)	Consists of 345,054 shares of Class A Common Stock held by Mr. Mullen. Mr. Mullen left the Company in September 2022.
(6)

Consists of (i) 22,435,689 shares of Class A Common Stock, (ii) 24,000,000 shares of Class B Common Stock and (iii) 150,000 shares of Class A Common Stock underlying stock options exercisable within 60 days of December 14, 2022.

(7)

Based solely on the Schedule 13G filed by the stockholder with the SEC on February 14, 2022, consists of 24,676,708 shares of Class A Common Stock held by Sun Dream Inc. Sun Dream Inc is ultimately controlled by Mr. Charles Chao. The registered address of Sun Dream Inc is P. O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205 Cayman Islands.

(8)

Based solely on the Schedule 13G filed by the stockholder with the SEC on February 14, 2022, consists of 15,782,220 shares of Class A Common Stock. Immediately following the consummation of the transactions contemplated by that certain Agreement and Plan of Merger dated November 7, 2020, by and among Navistar International Corporation, TRATON SE, and Dusk Inc., a Delaware corporation and wholly owned subsidiary of TRATON SE, on July 1, 2021, each of (i) TRATON SE, (ii) Volkswagen Aktiengesellschaft, (iii) TRATON International S.A., (iv) Navistar International Corporation, (v) Navistar, Inc., (vi) International of Mexico Holding Corporation (IMHC) and (vii) International Truck and Engine Corporation Cayman Islands Holding Company may have been deemed to share beneficial ownership in some or all of such securities.

CORPORATE GOVERNANCE

Code of Conduct

Our board of directors has adopted a Code of Conduct (the “Code”). The Code applies to all of our employees, officers, and directors, as well as all of our contractors, consultants, suppliers, and agents in connection with their work for us. The full text of the Code has been posted on our website at www.tusimple.com under the Investor Relations section. We intend to disclose future amendments to, or waivers of, our Code, as and to the extent required by SEC regulations, at the same location on our website identified above or in public filings.

Board Composition

Our board of directors currently consists of six members. Our directors hold office until their successors have been elected and qualified or appointed, or the earlier of their death, resignation, or removal.

We are a “controlled company” under Nasdaq rules. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements (i) that a majority of our board of directors consist of independent directors, as independence is defined in Rule 10A-3 of the Exchange Act and under the listing standards, (ii) that our board of directors have a compensation committee comprised solely of independent directors and (iii) that our board of directors either (A) have a nominations committee comprised solely of independent directors or (B) that independent directors constituting a majority of the board’s independent directors select or recommend director nominees in a vote in which only independent directors participate.

We intend to utilize certain of these exemptions. In the event that we cease to be a “controlled company” and our shares continue to be listed on Nasdaq, we will be required to comply with these provisions within the applicable transition periods. These exemptions do not modify the independence requirements for our audit committee, and we comply with the applicable requirements of the SEC and Nasdaq with respect to our audit committee.

Our board of directors is not currently classified and will not be classified into three classes of directors, and all of our directors will stand for reelection each year until the time after the annual meeting when the outstanding shares of our Class B Common Stock represent less than 40% of the total voting power of our common stock (the “Voting Threshold Date”). Following the Voting Threshold Date, our board of directors will be classified into three classes of directors, each of whom will hold office for a three-year term. Prior to the Voting Threshold Date, we will not have a classified board of directors, and all directors will be elected for annual terms.

At any time after the Voting Threshold Date, we will have a classified board of directors consisting of three classes of approximately equal size, each serving staggered three-year terms. Our directors will be assigned by the then-current board of directors to a class. Upon expiration of the term of a class of directors, directors for that class will be elected for three-year terms at the annual meeting of stockholders in the year in which that term expires. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Each director’s term continues until the election and qualification of his or her successor, or his or her earlier death, resignation, or removal. So long as our board of directors is classified, only our board of directors may fill vacancies on our board. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors. The classification of our board may have the effect of delaying or preventing changes in our control or management.

Director Independence

Under Nasdaq rules, independent directors must comprise a majority of a listed company’s board of directors. In addition, Nasdaq rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominations committees must be independent. As discussed above, we intend to avail ourselves of the “controlled company” exemption and, as a result, we do not have a majority of independent directors on our board. Under Nasdaq rules, a director is independent only if our board of directors makes an affirmative determination that the individual does not have any relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. At this time, three of our directors are “independent directors” as that term is defined under Nasdaq rules.

Under Nasdaq and SEC rules, the Company continues to be required to have an audit committee comprised of at least three independent directors. In addition, under The Committee on Foreign Investment in the United States (“CFIUS”) National Security Agreement (the “NSA”) entered into between the Company and certain entities of the U.S. Government in February 2022, the Company is required to have one director who is designated as the security director under the NSA. Our independent directors, Ms. Hayes, Mr. James Lu and Mr. Mosier serve on our audit committee. Mr. Mosier serves as our security director and chair of the government security committee.

Board Oversight of Risk

One of the key functions of our board of directors is informed oversight of our risk management process. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure. Our executive officers are responsible for the day-to-day management of the material risks we face. Our board of directors administers its oversight function directly as a whole through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. For example, our audit committee is responsible for overseeing the management of risks associated with our financial reporting, accounting, auditing matters and cybersecurity risks, conflicts of interest and related party transactions; our compensation committee oversees the management of risks associated with our compensation policies and programs; our nominating and corporate governance committee oversees the management of risks associated with director independence, composition and organization of our board of directors, and director succession planning; and our government security committee oversees the management of risks relating to security and compliance with the NSA.

Board Leadership Structure

Our board of directors may separate or combine the roles of the chairman of the board of directors and chief executive officer when and if it deems it advisable and in our best interests and in the best interests of our stockholders to do so. These roles are currently separate. Mr. Cheng Lu serves as our Chief Executive Officer and Mr. Chen serves as our Executive Chairman.

Board Committees

Our board of directors has established an audit committee, a compensation committee, a nominating and corporate governance committee and a government security committee. Our board of directors may establish other committees to facilitate the management of our business. Our board of directors and its committees set schedules for meeting throughout the year and can also hold special meetings and act by written consent from time to time, as appropriate. Our board of directors may delegate various responsibilities and authority to its committees as generally described below. The committees regularly report on their activities and actions to the full board of directors. Each committee of our board of directors has a written charter approved by our board of directors. Copies of each charter have been posted on our website at www.tusimple.com under the Investor Relations section. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

The members of our audit committee are Ms. Hayes, Mr. James Lu and Mr. Mosier, each of whom is independent under the rules and regulations of the SEC and the listing standards of the Nasdaq Global Select Market applicable to audit committee members. Ms. Hayes is the chair of the audit committee. Our board of directors has determined that Ms. Hayes is qualified as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of the Nasdaq Global Select Market. Our prior audit committee met five times in 2021.

Our audit committee assists our board of directors with its oversight of the following: the integrity of our financial statements; our compliance with legal and regulatory requirements; the qualifications, independence, performance of the independent registered public accounting firm; the design and implementation of our internal audit function; and risk assessment and risk management. Among other things, our audit committee is responsible for reviewing and discussing with our management the adequacy and effectiveness of our disclosure controls and procedures. The audit committee also discusses with our management and independent registered public accounting firm the annual audit plan and scope of audit activities, scope and timing of the annual audit of our financial statements, and the results of the audit, quarterly reviews of our financial statements and, as appropriate, initiates inquiries into certain aspects of our financial affairs. Our audit committee is responsible for establishing and overseeing procedures for the receipt, retention, and treatment of any complaints regarding accounting, internal accounting controls or auditing matters, as well as for the confidential and anonymous submissions by our employees of concerns regarding questionable accounting or auditing matters. In addition, our audit committee has direct responsibility for the appointment, compensation, retention, and oversight of the work of our independent registered public accounting firm and for overseeing cybersecurity risks and compliance. Our audit committee has sole authority to approve the hiring and discharging of our independent registered public accounting firm, all audit engagement terms and fees, and all permissible non-audit engagements with the independent auditor. Our audit committee reviews and oversees all related person transactions and conflicts of interest in accordance with our policies and procedures.

PRIOR AUDIT COMMITTEE

The information contained below is not considered to be “soliciting material,” “filed” or incorporated by reference in any past or future filing by us under the Securities Exchange Act of 1934 or the Securities Act of 1933 unless and only to the extent that TuSimple specifically incorporates it by reference. The information below is based on the section captioned “Audit Committee Report” in the Annual Meeting Proxy Statement.

As previously disclosed in the Company’s Annual Meeting Proxy Statement, the audit committee, as previously constituted, had reviewed and discussed with TuSimple’s management and KPMG LLP the audited consolidated financial statements of TuSimple for the year ended December 31, 2021. Such audit committee had also discussed with KPMG LLP the matters required to be discussed by applicable requirements of the Public Company Accounting Oversight Board regarding communications between our independent registered public accounting firm and audit committee.

Such audit committee had received and reviewed the written disclosures and the letter from KPMG LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant’s communications with the audit committee concerning independence, and has discussed with KPMG LLP its independence from us.

Based on the review and discussions referred to above, such audit committee recommended to the board of directors that the audited consolidated financial statements be included in TuSimple’s annual report on Form 10-K for the year ended December 31, 2021 for filing with the SEC.

Compensation Committee

The members of our compensation committee are Mr. James Lu and Mr. Chen. Mr. James Lu is the chair of the compensation committee. Our compensation committee assists our board of directors in discharging certain of our responsibilities with respect to compensating our executive officers, and the administration and review of our incentive plans for employees and other service providers, including our equity incentive plans, and certain other matters related to our compensation programs. Our prior compensation committee met five times in 2021.

Compensation Committee Processes and Procedures

Our compensation committee intends to meet at least three times each year and may otherwise meet at such times and places as the committee determines. The agenda for each meeting is usually developed by the chair of our compensation committee, in consultation with our chief executive officer. Our compensation committee intends to meet regularly in executive sessions. From time to time, various members of management and other employees as well as outside advisors or consultants may be invited by the compensation committee to make presentations, provide financial or other background information or advice or otherwise participate in compensation committee meetings. In particular, our compensation committee consults with our chief executive officer pursuant to the charter of our compensation committee in connection with reviewing, recommending or determining our executive compensation policies. Nevertheless, our chief executive officer may not be present during our compensation committee’s executive sessions or during voting or deliberations of the compensation committee regarding such individual’s compensation. The charter of our compensation committee grants the committee full access to all of TuSimple’s books, records, facilities and personnel. In addition, our compensation committee has the authority, in its sole discretion, to retain or obtain the advice of compensation consultants, legal counsel, or other advisors of its choosing, and TuSimple must provide for appropriate funding, as determined by our compensation committee, for payment of reasonable fees to any such advisor retained by the committee. The compensation committee has direct responsibility for the appointment, compensation and oversight of the work of any such advisors engaged for the purpose of advising the committee. Under the charter of our compensation committee, the compensation committee may select, or receive advice from, a compensation consultant, legal counsel or other advisor to the compensation committee, other than in-house legal counsel and certain other types of advisors, only after taking into consideration six factors, prescribed by the SEC and the Nasdaq Global Stock Market, that bear upon the advisor’s independence; however, there is no requirement that any advisor be independent.

During the year ended December 31, 2021, our prior compensation committee engaged the services of Compensia, Inc. (“Compensia”) and FW Cook (“Cook”), which are each national compensation consulting firms, to advise our compensation committee regarding the amount and types of compensation provided to our executive officers and non-employee directors. Neither Compensia nor Cook provides any services to us other than the services provided to our compensation committee. Our prior compensation committee assessed the independence of Compensia and Cook pursuant to SEC and Nasdaq Global Stock Market rules and concluded that no conflict of interest exists that would prevent Compensia or Cook from independently representing our compensation committee.

Nominating and Corporate Governance Committee

The members of our nominating and corporate governance committee are Ms. Hayes and Mr. James Lu. Mr. James Lu is the chair of the nominating and corporate governance committee. Our nominating and corporate governance committee assists our board of directors with its oversight of and identification of individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors, and selects, or recommends that our board of directors selects, director nominees, develops and recommends to our board of directors a set of corporate governance guidelines, and oversees the evaluation of our board of directors. Our prior nominating and corporate governance committee met two times in 2021.

Government Security Committee

In April 2022, our board of directors established a government security committee. Currently, Mr. Mosier, our security director, is the sole member and chair of the government security committee. Pursuant to the NSA between the Company and certain entities of the U.S. Government, a security officer appointed by us and a representative from a third-party monitor, if appointed in the future by CFIUS, are non-voting, ex officio members of the government security committee. Our government security committee assists our board of directors by providing oversight of our implementation and adherence to the terms of the NSA, including protection of certain of our intellectual property.

Director Nominations Process

Our board of directors evaluates candidates for membership on our board of directors, including candidates nominated or recommended by stockholders, based on criteria established by our board of directors. As part of this process, our board of directors, with assistance from our nominating and corporate governance committee, oversees a periodic evaluation of the performance of our board of directors as a whole and of individual directors and of the qualifications and performance of directors eligible for reelection at the annual meeting of stockholders. Specifically, in its evaluation of director candidates, including directors eligible for reelection, our board of directors seeks to achieve a balance of knowledge, experience, and capability on the board of directors and considers the following: the current size and composition of our board of directors and the needs of our board of directors and its respective committees; the diversity and related range of expertise and perspective of our board of directors in areas relevant to our business; such issues as character, judgment, diversity (including gender, race and ethnicity), age, independence, expertise, experience, length of service, other commitments and the like; and such other factors as the nominating and corporate governance committee may consider appropriate.

While the nominating and corporate governance committee has not established specific minimum qualifications for director candidates, it believes that candidates and nominees should reflect a board of directors that is comprised of directors who (i) are of high integrity, (ii) have broad, business related knowledge and experience at the policy-making level in business, government, or technology, including their understanding of our industry and business in particular, (iii) have individual qualifications, relationships, and experience that would increase the overall effectiveness of our board of directors, (iv) meet other requirements as may be required by applicable rules, such as financial literacy or financial expertise with respect to audit committee members, (v) are committed to enhancing stockholder value, and (vi) have sufficient time to carry out their duties and to provide insight and practical wisdom based on experience. In evaluating the candidates, the nominating and corporate governance committee does not assign any particular weighting or priority to various factors. With regard to candidates who are properly recommended by stockholders or by other means, the board of directors will review the qualifications of any such candidate, which review may, in the nominating and corporate governance committee’s discretion, include interviewing references for the candidate, performing background checks, direct interviews with the candidate, or other actions that such committee deems necessary or proper.

The nominating and corporate governance committee will apply these same principles when evaluating candidates to our board of directors who may be elected initially by the full board of directors to fill vacancies or add additional directors prior to the annual meeting of stockholders at which directors are elected. After completing its review and evaluation of director candidates, the nominating and corporate governance committee selects, or recommends to the full board of directors for selection, the director nominees.

It is the policy of our board of directors to consider stockholder recommendations for board candidates. Stockholder recommendations for candidates to our board of directors must be received by December 31st of the year in which the recommended candidates will be considered for nomination, must be directed in writing to TuSimple Holdings Inc. 9191 Towne Centre Drive, Suite 600, San Diego, CA 92122, Attention: Corporate Secretary, and must include the candidate’s name, home and business contact information, detailed biographical data and qualifications, information regarding any relationships between the candidate and TuSimple within the last three years, and evidence of the recommending person’s ownership of TuSimple stock. Such recommendations must also include a statement from the recommending stockholder in support of the candidate, particularly within the context of the criteria for membership on our board of directors, including issues of character, judgment, diversity (including gender, race and ethnicity), age, independence, expertise, experience, length of service, other commitments and the like, personal references, and an indication of the candidate’s willingness to serve. The nominating and corporate governance committee may request additional information regarding recommended candidates.

Stockholder nominations to the board of directors must meet the requirements set forth in our bylaws. Under these requirements, nominations for election to our board of directors may be made at a meeting of stockholders by any stockholder entitled to vote in the election of directors who provides timely written notice to our Secretary. This notice must contain specified information concerning the nominee and concerning the stockholder proposing the nomination. In order to be timely, a stockholder’s notice must be delivered to or mailed and received by our Secretary at our principal executive offices within the time period specified in our bylaws.

Corporate Responsibility and Diversity

Employee Well-Being

We pride ourselves on the talent, passion, and dedication of our employees, who are united in our goal to revolutionize the global freight market.

Our employees have access to development opportunities, a wide range of training, different career paths, and, most importantly, challenging and purposeful work. Our culture is also built on diversity, inclusion, camaraderie, and celebration. We organize cultural events, teambuilding activities and public recognition forums to strengthen our diversity and invest in strong relationships.

Apart from culture and career development, we offer a robust benefits package. This package includes vacation days, paid parental leave, 401(k), performance bonuses, and a premier health plan for employees and their dependents.

Diversity

Diversity is one of our company core values, and we believe in creating an inclusive and equitable environment that represents a broad spectrum of backgrounds and cultures.

Compensation Committee Interlocks and Insider Participation

During the year ended December 31, 2021, none of our executive officers served as a member of the board of directors or compensation committee of any other entity that has or has had one or more executive officers serving as a member of our board of directors or our compensation committee.

Transactions in the Company’s Securities

Our board of directors has adopted an Insider Trading Policy, which applies to all of our directors, officers, employees and agents (such as consultants and independent contractors), as well as certain family members, economic dependents, and any other individuals or entities whose transactions in securities such individual influences, directs or controls. Under this policy, such individuals are prohibited from transacting in publicly-traded options, such as puts and calls, and other derivative securities with respect to TuSimple’s securities, and such prohibition extends to any hedging or similar transaction designed to decrease the risks associated with holding TuSimple securities. Stock options, restricted stock units, restricted stock, stock appreciation rights and other securities issued pursuant to TuSimple’s benefit plans or other compensatory arrangements with TuSimple are not subject to this prohibition. In addition, for the three years following the date of the closing of our initial public offering, individuals subject to the Insider Trading Policy may (i) pledge up to 15% of the total number of shares of our common stock that such individuals beneficially own as collateral for loans and (ii) hold up to 15% of the total number of shares of our common stock that such individuals own in margin accounts.

Meetings of the Board of Directors

The full board of directors met 8 times during the year ended December 31, 2021. No director attended fewer than 75% of the total number of meetings of the board or of any committees of the board of which he or she was a member during the year ended December 31, 2021.

It is our policy that directors are invited and encouraged to attend our annual meetings of stockholders.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Policies and Procedures for Related Party Transactions

We have adopted a written related party transaction policy. The policy provides that our executive officers, directors, holders of more than 5% of any class of our voting securities and any member of the immediate family of and any entity affiliated with any of the foregoing persons, will not be permitted to enter into a related-party transaction with us without the prior consent of our audit committee, or other independent members of our board of directors in the event it is inappropriate for our audit committee to review such transaction due to a conflict of interest. Any request for us to enter into a transaction with an executive officer, director, principal stockholder, or any of their immediate family members or affiliates, in which the amount involved exceeds $120,000, must first be presented to our audit committee for review, consideration and approval. In approving or rejecting the proposed transactions, our audit committee will take into account all of the relevant facts and circumstances available.

Although we did not have a written policy for the review and approval of transactions with related persons before our initial public offering in April 2021, our board of directors historically reviewed and approved any transaction where a director or officer had a financial interest. Prior to approving such a transaction, the material facts as to a director’s or officer’s relationship or interest in the agreement or transaction were disclosed to our board of directors. Our board of directors took this information into account when evaluating the transaction and in determining whether such transaction was fair to us and in the best interest of all our stockholders.

Certain Related Party Transactions

In addition to the compensation arrangements with directors and named executive officers described elsewhere in this proxy statement, the following is a description of each transaction since January 1, 2021 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeded or exceeds $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our share capital, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Sale of Series E Redeemable Convertible Preferred Stock

In December 2020 and January 2021, we sold an aggregate of 25,695,018 shares of Series E redeemable convertible preferred stock at a purchase price of $14.1401 per share to accredited investors for an aggregate purchase price of $363.3 million. Each share of Series E redeemable convertible preferred stock converted automatically into one share of Class A Common Stock immediately prior to the completion of our initial public offering.

The following table summarizes purchases of our Series E redeemable convertible preferred stock by our directors and holders of more than 5% of our share capital.

	Series E Redeemable Convertible Preferred Shares
Purchaser	Number of Shares	Aggregate Gross Consideration ($)
Trust affiliated with Brad Buss(1)	282,883	$4,000,000
Trust affiliated with Karen C. Francis(2)	40,000	$565,604
Total	322,883	$4,565,604

(1)	A trust affiliated with Brad Buss, a former director, purchased shares of our Series E redeemable convertible preferred stock.
(2)	Trusts affiliated with Karen C. Francis, a former director, purchased shares of our Series E redeemable convertible preferred stock.

Amended and Restated Stockholders’ Agreement

We entered into a stockholders agreement with our stockholders, including entities with which certain of our directors are affiliated. These stockholders are entitled to rights with respect to the registration of their shares following our initial public offering under the Securities Act.

Indemnification Agreements

Our amended and restated certificate of incorporation contains provisions limiting the liability of directors, and provides that we will indemnify each of our directors to the fullest extent permitted under Delaware law. Our amended and restated certificate of incorporation also provides our board of directors with discretion to indemnify our officers and employees when determined appropriate by our board of directors.

We have entered into indemnification agreements with each of our directors and executive officers and certain other key employees and former directors. The indemnification agreements provide that we will indemnify each of our directors, executive officers, and such other key employees against any and all expenses incurred by that director, executive officer, or other key employee because of his or her status as one of our directors, executive officers, or other key employees, to the fullest extent permitted by Delaware law and our amended and restated certificate of incorporation. In addition, the indemnification agreements provide that, to the fullest extent permitted by Delaware law, we will advance all expenses incurred by our directors, executive officers, and other key employees in connection with a legal proceeding involving his or her status as a director, executive officer, or key employee.

Concurrent Private Placement

Classic Elite Limited and entities affiliated with Perry Creek Capital Partners agreed to purchase up to $35.0 million of shares of our Class A Common Stock in a private placement at a price per share equal to our initial public offering price. Based on the initial public offering price of $40.00 per share, this equaled 874,999 shares. We received the full proceeds and did not pay any underwriting discounts or commissions with respect to the shares that were sold in the private placement. The shares purchased in the private placement were subject to a lock-up agreement with the underwriters for a period of up to 121 days after the date of our initial public offering. This transaction was contingent upon, and closed concurrently with, the closing of our initial public offering.

Other Transactions

In connection with our initial public offering, we entered into exchange agreements with our co-founders Mo Chen and Xiaodi Hou, pursuant to which 24,000,000 shares of our Class A Common Stock held by such co-founders, or entities controlled by our founders, were automatically exchanged for an equivalent number of shares of Class B Common Stock immediately prior to the completion of our initial public offering.

Joint Development Agreement

In July 2020, the Company entered into a Joint Development Agreement (“JDA”) with Navistar, Inc. (“Navistar”), which is now a subsidiary of TRATON SE, under which the parties will work collaboratively to develop a purpose-built L4 autonomous semi-truck. Under the JDA, the parties granted each other rights to their background intellectual property to permit them to conduct research and development activities. Pursuant to the JDA, we agreed to reimburse Navistar up to $10.0 million for research and development expenses incurred. Payment of reimbursements is deferred to align with the achievement of certain milestones and reimbursements due are recorded within accrued expenses in our consolidated balance sheets. All reimbursements are expected to be paid within 12 months of our incurring the obligation. Upon successful completion of the development activities under the JDA, the parties will enter into good faith negotiations for a production license agreement. Products developed will be jointly commercialized by the parties.

As of December 31, 2021, expenses incurred by Navistar for reimbursement under the JDA are $10.0 million of which we paid approximately $2.8 million in 2021.

On December 5, 2022, the Company and Navistar jointly announced an end to their co-development under the JDA. The decision to end the JDA does not preclude the companies from working together in the future.

Hydron Inc.

As previously disclosed in the Company’s Current Report on Form 8-K filed with the SEC on October 31, 2022, the Company believes that, based on information obtained in connection with an investigation by the Company’s audit committee, during 2021 Company employees spent paid hours working on matters for Hydron Inc. and that such paid hours had an estimated value of less than $300,000. Mr. Mo Chen, who is currently our Executive Chairman, is a founder, director and chief executive officer of Hydron, and he beneficially owns approximately 59% of the voting power of the outstanding shares of capital stock of the Company. This related party transaction was not presented to, or approved by, the audit committee as required by the Company’s Code of Conduct.

LEGAL PROCEEDINGS

The Company is not aware of any material legal proceedings in which any director or executive officer of the Company, or any affiliate of any such director or executive officer, is a party adverse to the Company or any of the Company’s subsidiaries or has a material interest adverse to the Company or any of the Company’s subsidiaries.

ADDITIONAL INFORMATION

The Company files annual, quarterly and current reports, proxy statements and other information with the SEC. These filings are available to the public to read and copy at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. These filings are also available to the public from commercial document retrieval services and on the website maintained by the SEC at www.sec.gov.

Such information will also be furnished upon written request to TuSimple Holdings Inc. 9191 Towne Centre Drive, Suite 600, San Diego, CA 92122, Attention: Corporate Secretary, and can also be accessed through the Company’s website at www.tusimple.com under the Investor Relations section.

By Order of the Board of Directors,

TuSimple Holdings Inc.

/s/ Cheng Lu
Cheng Lu Director and Chief Executive Officer